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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G
                                (RULE 13d-102)


           Information to be Included in Statements Filed Pursuant to
            Rule 13d-1(b), (c), and (d) and Amendments Thereto
                        Filed Pursuant to Rule 13d-2(b)


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)
                                            ----

                              JABIL CIRCUIT, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  466313-10-3
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                                (CUSIP Number)

                               DECEMBER 31, 2000
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           (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [   ]  Rule 13d-1(b)
    [   ]  Rule 13d-1(c)
    [ X ]  Rule 13d-1(d)


---------------

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      466313-10-3              13G            PAGE   2   OF   5   PAGES
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  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               PETERSEN, AUDREY M.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
          (See Instructions)                                        (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S.A.
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    45,410
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     25,243,959
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   45,410
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               25,243,959
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          25,289,369
          ---------------------------------------------------------------------

 (10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES (See Instructions)                                       [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          13.3%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON (See Instructions)
          IN
          ---------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT.
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CUSIP NO.      466313-10-3              13G            PAGE   3   OF   5   PAGES
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Item 1.    (a)  Name of Issuer:   JABIL CIRCUIT, INC.


Item 1.    (b)  Address of Issuer's Principal Executive Offices:
                10560 NINTH STREET N.
                ST. PETERSBURG, FLORIDA 33716

Item 2.    (a)  Name of Person Filing: PETERSEN, AUDREY M. ("REPORTING PERSON")

Item 2.    (B)  Address of Principal Business Office or if None, Residence:
                10560 NINTH STREET N.
                ST. PETERSBURG, FLORIDA 33716

Item 2.    (c)  Citizenship: UNITED STATES OF AMERICA

Item 2.    (d)  Title of Class of Securities: COMMON STOCK

Item 2.    (e)  Cusip Number: 466313-10-3


Item 3.    Statements filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c): N/A.


Item 4.    Ownership

           (a)   Amount Beneficially Owned (describe): 25,289,369

           (b)   Percent of Class: 13.3%.

           (c)   Number of shares as to which such person has:

                 (i)     Sole power to vote or to direct the vote: 45,410

                 (ii)    Shared power to vote or to direct the vote:
                         25,243,959.

                 (iii)   Sole power to dispose or to direct the disposition of:
                         45,41O

                 (IV)    Shared power to dispose or to direct the disposition
                         of: 25,243,959
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CUSIP NO.      466313-10-3              13G            PAGE   4   OF   5   PAGES
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Item 5.    Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]


Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

           THE REPORTING PERSON IS A CO-TRUSTEE OF THE WILLIAM E. MOREAN RESIDUAL TRUST AND HAS SHARED VOTING AND DISPOSITIVE POWER OVER THE SHARES HELD BY SUCH TRUST AS A MEMBER OF THE MANAGEMENT COMMITTEE CREATED UNDER THE TRUST.

           THE REPORTING PERSON IS ALSO PRESIDENT OF MOREAN-PETERSEN, INC. THE SOLE GENERAL PARTNER OF THE MOREAN LIMITED PARTNERSHIP, A NORTH CAROLINA LIMITED PARTNERSHIP, AND THE REPORTING PERSON HAS SHARED VOTING AND DISPOSITIVE POWER OVER THE SHARES HELD BY SUCH LIMITED PARTNERSHIP.

           THE REPORTING PERSON IS ALSO TRUSTEE OF THE AUDREY PETERSEN TRUST AND HAS BOTH VOTING AND DISPOSITIVE POWER OVER THE SHARES HELD BY SUCH TRUST.

           THE REPORTING PERSON IS A DIRECTOR OF THE MOREAN PETERSEN FOUNDATION, INC., A PRIVATE CHARITABLE FOUNDATION AND MAY BE DEEMED TO HAVE SHARE VOTING AND DISPOSITIVE POWERS OVER THE SHARES HELD BY THE FOUNDATION.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: N/A


Item 8.    Identification and Classification of Members of the Group: N/A


Item 9.    Notice of Dissolution of Group: N/A


Item. 10.  Certification (see Rule 13d-1(b) and (c)): N/A

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CUSIP NO.      466313-10-3              13G            PAGE   5   OF   5   PAGES
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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               Dated: February 13, 2001


                                               /s/ Audrey M. Petersen
                                               --------------------------------
                                               Signature


                                               Audrey M. Petersen
                                               --------------------------------
                                               Name/Title